SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1
                               AMENDMENT NO. 10
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                               AMENDMENT NO. 10
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CIRCON CORPORATION
                          -------------------------
                          (NAME OF SUBJECT COMPANY)


                            USS ACQUISITION CORP.
                      UNITED STATES SURGICAL CORPORATION
                      ----------------------------------
                                (BIDDERS)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   ---------------------------------------
                      (TITLE OF CLASS OF SECURITIES)

                                172736 10 0
                   -------------------------------------
                   (CUSIP NUMBER OF CLASS OF SECURITIES)


                              THOMAS R. BREMER
                            USS ACQUISITION CORP.
                   C/O UNITED STATES SURGICAL CORPORATION
                             150 GLOVER AVENUE
                        NORWALK, CONNECTICUT  06856
                        TELEPHONE:  (203) 845-1000
         -----------------------------------------------------------
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               with a copy to:

                           PAUL T. SCHNELL, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             919 THIRD AVENUE
                        NEW YORK, NEW YORK  10022
                       TELEPHONE:  (212) 735-3000



          United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No.1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996, Amendment No. 8 dated December 16, 1996 and Amendment No. 9 dated December 18, 1996 with respect to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), together with any associated preferred stock purchase rights (the "Rights"), at a price of $17.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated December 18, 1996 (the "Supplement"), and the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 10 to Schedule 14D-1 also constitutes Amendment No. 10 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 14D-1 or in the Offer to Purchase and Supplement referred to therein.

     ITEM 10.  ADDITIONAL INFORMATION.

          Item 10(f) of Schedule 14D-1 is hereby amended and supplemented as follows:

          On February 13, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(24) and is incorporated herein by reference, relating to the extension of the Offer until 6:00 p.m., New York City time, on June 16, 1997, unless further extended. The Offer was scheduled to expire at 6:00 p.m., New York City time, on February 13, 1997.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(24) Text of Press Release issued by United States Surgical Corporation on February 13, 1997.



                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:   February 14, 1997

                                     USS ACQUISITION CORP.

                                     By: /s/ THOMAS R. BREMER
                                         ----------------------------
                                         Name:  Thomas R. Bremer
                                         Title: President

                                     UNITED STATES SURGICAL
                                     CORPORATION

                                     By: /s/ THOMAS R. BREMER
                                         ----------------------------
                                         Name:  Thomas R. Bremer
                                         Title: Senior Vice President
                                                and General Counsel



                                 EXHIBIT INDEX

          EXHIBIT        EXHIBIT NAME
          -------        ------------
          (a)(24)        Text of Press Release issued by United States
                         Surgical Corporation on February 14, 1997.